File Reference 12g3-2b 82-2783

07026051

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Feasibility Study Signals Green Light for Idaho Cobalt Project

Vancouver, B.C., July 31, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce the results of the recently completed feasibility study on the Company's 100% owned Idaho Cobalt Project (ICP) and its 100% owned hydrometallurgical facility. The feasibility study covers only the Ram deposit on the ICP although additional resources have been identified on the property's 2,874 acres.

Scott Bending, President of Formation Capital said, "We are pleased to present the feasibility study which is an important milestone for us. The main reason we commissioned the study was to determine the feasibility of producing very high purity cobalt metal commonly known as super alloy grade. The successful implementation of the ICP will make Formation Capital the largest intergraded producer of super alloy cobalt metal in the western hemisphere and the second largest in the world".

The result of the feasibility study is positive, and Samuel Engineering, Inc. recommends continuing the detailed engineering which commenced at risk, in April 2007. The detailed engineering commenced "at risk" since a Record of Decision to be issued by the United States Forest Service is not expected until late September or early October. Engineering and Procurement will be conducted by Samuel Engineering with Construction Management under the joint direction of Samuel Engineering and MTB Project Management Professionals, Inc.

The study was completed by Samuel Engineering, and Richard Kunter is the qualified person in accordance with the requirements described in National Instrument NI 43-101 Standards of Disclosure for Mineral Projects. The feasibility study is based on Mine Development Associates updated Geology and Mineral Resource Estimate for the Ram deposit prepared by Mr. Neil Prenn, P. Eng., (received October 2006) who is the qualified person in accordance with NI 43-101.

Highlights of the Feasibility Study (reported in US$):

- The base-case NPV with a discount rate of 7.50% is shown in the table below. The payback is estimated at approximately 44 months.

Discount Rate	0%	5%	7.50%	10%
NPV ($/millions)	202.73	117.06	87.29	63.63

- The base case IRR is shown in the table below.

Cobalt Metal Price	-10%	0%	10%	20%
Cobalt Metal Price ($/pound)	$20.27	$22.52	$24.77	$27.02
NPV ($ millions)	51.14	87.29	123.44	159.60
IRR (%)	16.52%	22.30%	27.78%	33.04%

SUPPL

Note: At current metal prices using the economic model developed for the feasibility study, the Company notes that the NPV discounted at 7.50% would be $191,896,832 with an IRR of 38.02%. Undiscounted the NPV would be $372,394,635.

- Average operating cost per pound of Cobalt metal is $7.73

Total Operating cost	Operating Cost	Average Cost per Pound Co
Hydrometallurgical Facility	$86,068,293	$3.27
Mine and Mill	$186,053,789	$7.07
Total Operating Cost	$272,122,082	$10.34
Operating Cost less Cash Credits	$203,566,107	$7.73
Mine and Mill Operating Cost	Operating Cost $186,053,789	Average Cost per Ton of Ore $70.39

- Average annual Net Cash Flow $34,162,100

SUMMARY ECONOMIC PERFORMANCE	*Unit (000)*	*Life of Mine*	1	2	3	4	5	6	7	8	9	10
Mine Output												
Annual ore production	ton	2,643	208	281	285	285	286	285	282	285	281	166
Revenues												
Copper anodes	US$	65,674	8,679	10,785	10,949	7,194	6,505	5,416	4,619	5,122	3,827	2,579
Cobalt rounds for sale	US$	592,927	62,869	75,861	76,787	59,164	51,985	52,183	60,315	58,706	58,559	36,497
Magnesium Sulfate	US$	2,881	306	369	373	288	253	254	293	285	285	177
Total	**US$**	**661,483**	**71,853**	**87,015**	**88,110**	**66,645**	**58,744**	**57,853**	**65,227**	**64,113**	**62,670**	**39,254**
Cash Production Costs	US$	272,122	27,930	29,471	28,908	26,817	26,979	28,352	29,479	27,652	28,855	17,678
Capital Investment	US$	186,632	10,682	19,751	4,219	7,083	1,695	239	95	394	95	3,484
Net Cash Flow	US$	202,729	33,241	37,792	54,982	32,744	30,070	29,262	35,652	36,067	33,720	18,091

Note: Life of Mine totals for Capital Investment and Net Cash Flow include expenditures in pre-production years.

- Total estimated cost to construct and commission both facilities is $138.7 million.

Area/Description (Mine and Concentrator)	Total ($M)
Direct Costs	37.6
Indirect Costs	13.2
Owner's Cost	16.1
Subtotal	66.9
Contingency	8.1
Total Capital Cost	**75.0**

Area/Description (Cobalt facility)	Total ($M)
Direct Costs	40.5
Indirect Costs	14.1
Owner's Cost	3.1
Subtotal	57.7
Contingency	6.0
Total Capital Cost	**63.7**

- Proven and probable mineral reserves: 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life

Average annual production for the first four years of production
Cobalt rounds 1,525 tons
Copper anodes 2,044 tons

Proven and Probable Idaho Cobalt Reserves							
Ram Proven Reserves							
Horizon	**000s Tons**	**% Co**	**% Cu**	**oz Au/ton**	**Width (feet)**	**True Thick (feet)**	**% Dilution**
3010	60.6	0.463	0.020	0.005	10.5	8.6	27.4
3011	33.9	0.369	0.192	0.007	10.3	8.4	22.6
3012	92.7	0.582	0.501	0.008	8.3	6.8	29.3
3013	49.5	0.665	0.323	0.013	7.6	6.2	32.7
3021	174.9	0.374	0.538	0.015	10.9	9.0	21.5
3022	341.7	0.510	0.503	0.013	11.0	9.0	21.2
3023	904.1	0.624	0.705	0.017	16.0	13.1	19.3
3032	70.2	0.420	0.663	0.006	8.8	7.2	28.2
3035	30.3	0.503	0.116	0.009	9.9	8.1	24.1
Totals	**1,757.8**	**0.555**	**0.583**	**0.014**	**13.2**	**10.8**	**21.5**
Ram Probable Reserves							
3010	6.7	0.348	0.016	0.003	10.0	8.2	22.5
3011	7.3	0.370	0.188	0.007	10.2	8.3	22.4
3012	11.8	0.229	1.836	0.009	8.1	6.6	29.7
3013	21.3	1.106	0.124	0.016	8.1	6.7	30.1
3021	3.4	0.504	0.856	0.018	8.7	7.1	26.9
3022	161.3	0.541	0.440	0.012	11.1	9.1	20.7
3023	657.6	0.560	0.673	0.016	15.8	13.0	18.2
3032	9.1	0.878	0.432	0.015	8.8	7.2	27.5
3035							
Totals	**878.3**	**0.566**	**0.622**	**0.015**	**14.5**	**11.9**	**19.3**
Ram Proven + Probable Reserves							
Totals	**2,636.2**	**0.559**	**0.596**	**0.014**	**13.6**	**11.2**	**20.8**

Note: The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above.

Opportunities:

There are significant opportunities to improve the economics of the ICP by expansion of the geologic resources and through product marketing and metals production.

- There is excellent potential to expand the Ram proven and probable ore reserve with additional drilling in inferred zones and step-out drilling. In this study internal blocks of inferred material totaling 81,700 tons are presently being sent to the waste disposal facility due to NI 43 – 101 reporting requirements. As is common in underground mines however, additional drilling from underground stations may allow for this material to be reclassified as ore. Additional ore reserves of the wider, higher-grade zones encountered in the south portion of the Ram can be expected to persist at depth as well as continue to the south and the ram ore body remains open to the north as well as at depth.

- There is potential for an additional revenue stream from the recovery of rare earth minerals. Samples confirm the presence of anomalous rare earth elements plus yttrium values.

- There is good potential to expand the proven and probable ore reserve through continued exploration of the Sunshine and East Sunshine deposits as well as 15 other identified Greenfield areas on the property which are not included in this study.

- There is the potential for an additional revenue stream from the recovery of gold from the flotation concentrate. The presence of gold in the ore body is clearly documented and the majority of the gold reports to the concentrate. However, tracking of the gold species throughout the subsequent hydrometallurgical testing has been inconclusive and therefore is not part of the revenue stream in this study. It is expected that during the initial stages of commercial operation the deportment of gold can be determined and a suitable recovery process can be designed and installed.

- An in-depth marketing analysis of magnesium sulfate should improve the sale price and improve revenue generation.

- There is potential for additional revenue streams from the production of by-products from the cobalt refinery such as saleable zinc residue and nickel hydroxide. This would eliminate the requirement for disposal of these streams in the current design.

- Mining methods may be modified and operating costs may be reduced improving NPV and IRR and Capital costs may be reduced during detailed engineering and finalization of the water treatment.

General Model Criteria

Description	Values
Construction Period (including Preproduction)	14 Months
Mine Life (after Preproduction)	10 years
LoM Ore Tonnage (millions)	2.643
LoM Cobalt Grade (% Co)	0.558
Target Mill Production Rate: Years 1-10	800 tpd
Target Average Hydromet Production Rate (cobalt):	1,316 tpy
Cobalt Average Price (U.S.$/lb)	$22.52
Copper Average Price (U.S.$/lb)	$2.30
Magnesium sulfate price (U.S.$/lb)	$0.0091
Cost Basis	4th Quarter 2006
Currency	US$ unless otherwise stated
Inflation/Currency Fluctuation	None
Leverage	100% Equity
Income Tax	Pre-tax

Note: The base case cobalt and copper price was determined using the average price for the three years preceding this study and the projected cobalt and copper price for the two years subsequent to this study.

Mine and Processing Facilities

Portal Facilities

A level pad on the 7,060 elevation will be developed for the portal to the Ram deposit and related facilities. The facilities on the Ram portal pad will include a shop, two containers for parts storage, a laydown area, and a power transformer. A second pad will be constructed about 40 feet below the portal pad at the 7,020 elevation. It will include the mine offices and facilities for the aerial tram. Waste and ore hoppers are located in the north portion of the portal pad area.

Concentrator

The concentrator is a typical froth flotation recovery plant. It uses two stages of crushing and one stage of grinding for size reduction prior to flotation in a simple rougher/cleaner flotation circuit. The crushing and concentrator facilities are housed in two separate Spring® structures. An overhead tramway delivers ore and waste rock from the mine to the processing area.

Water Treatment

An important part of the processing operations at the mine site is the water treatment plant. Water that originates from mine dewatering, processing and drainage from the tailings and waste rock storage facility is collected, contained and treated for reuse or disposal, depending on operating requirements.

Tailings and Waste Rock Disposal

A single surface disposal facility is used to store both the tailings from the concentrator and the waste rock material. This facility serves to minimize the area of disturbance by sharing containment and drainage collection facilities while providing storage for these materials. The facility covers an area of approximately 36 acres and includes a geomembrane liner system with drainage collection. Surface runoff is diverted around the operating areas of the facility. Collection, conveyance and storage systems are included to manage runoff and seepage.

Big Creek Hydrometallurgical Facility

The hydrometallurgical plant, located in Kellogg, ID, is a sophisticated processing facility that uses a complex series of processes to produce a number of products. The existing Kellogg hydrometallurgical facilities include a concentrate storage facility located near the truck scale and various other storage facilities located near the refinery. Also, there are offices and change facilities existing within the silver refinery building. Additional office space for the increased staff is provided by modular office trailers located on the south side of the cobalt refinery building.

Reserves

Formation defined two areas of Co-Cu-Au mineralization, referred to as Sunshine and Ram, through drilling that was started in 1995. Formation drilled 152 holes, for a total of 98,439 feet, and an additional 32 holes were drilled by previous companies. In all, the database contains 184 holes totaling 123,212.5 feet. The data from the drilling defines mineralization in multiple, subparallel zones of Co-Cu-Au mineralization that are stratiform in nature. The multiple subparallel zones, or horizons, comprise the Sunshine and Ram deposits. The larger Ram Deposit consists of five hanging-wall horizons, a main zone composed of three horizons, and three footwall horizons. The Ram main zone horizons, which are the most extensive, are open to the north, south and at depth. Recent drilling has concentrated on developing the 3023 horizon to the south, where thicker and higher grade mineralization has been found. It is still open to the south and below the current drilling level. The subparallel horizons generally strike N15°W and dip 50-60° to the northeast. They have been drill tested to depths of 1,200 feet vertically and over a strike length of 2,000 to 3,000 feet. The Sunshine deposit is not included in this study.

Mining Overview

The Ram deposit will be mined by underground methods, using mechanized cut-and-fill methods for narrower stopes, and longhole stoping (end slicing) for the thicker portions of the deposit. The southern one-third of the 3023 horizon can be mined by end-slicing if the portions of the footwall that dip at angles less than 55° are steepened.

Once the working level of the stope has been mined, it will be filled by paste backfill material that is fortified with two- to four-percent cement. The fill material will be in the form of a paste made from dewatered mill tailings. The paste will be piped from the paste plant located near the process plant and distributed down mine vent raises or drill holes into the mine paste distribution system.

The Ram deposit is accessed by a decline that has a 13- by 15-foot cross section. The decline serves as the main access and haulage way for the deposit. Mined material is transported up the main decline to the portal pad where it is loaded into an aerial tramway for transport to the plant site.

Concentrate Metallurgical Testwork

Production of a bulk concentrate is based on mineral processing work conducted by The Center for Advanced Mineral and Metallurgical Processing (CAMP) on a composite from Ram deposit, and confirmed by metallurgical testwork completed by SGS Lakefield Research (Lakefield) on several composites from both RAM and Sunshine deposits during a 2005 testing program that was conducted in support of the Feasibility Study. The testwork included comprehensive milling and flotation optimization testing using the bulk material from the Ram samples.

The projected recoveries from the locked-cycle tests, based on CAMP and SGS Lakefield test programs, indicate approximately 92.8 percent cobalt recovery and approximately 94.7 percent copper recovery. The bulk concentrate is not difficult to make. The SGS Lakefield cobalt and copper extraction was used in the study. Current plans call for the production of one bulk sulfide concentrate that contains cobalt, copper and gold. Further processing for recovery of the individual metals will be accomplished at a hydrometallurgical treatment plant. The feasibility study includes the engineering required to complete modifications to the hydrometallurgical plant so that cobalt and copper can be recovered from the bulk concentrate.

Hydrometallurgical Plant Testwork

CAMP performed leach and flowsheet development for the prefeasibility study. The work demonstrated that the nitrogen species-catalyzed leach is effective. In addition a preliminary batch test program was carried out at SGS Lakefield to evaluate the response of the ICP copper-cobalt concentrate to the nitrogen species-catalyzed process. Under the proper conditions, cobalt and copper extractions during NSC were in excess of 99 percent for cobalt and 93.4 percent for copper.

Formation commissioned Mintek to do a mini-plant campaign to test the recovery of copper and cobalt from a flotation concentrate for the ICP. The samples were blended into classes of material prior to blending all of the available material for feed to the autoclave as part of the mini-plant campaign.

Based on the initial Idaho mini-plant results, additional testing was conducted. These tests are ongoing and include simulation of continuous autoclave operation with flash cooling, optimization of acid use, better understanding of gold disposition and gold recovery methods, improved arsenic removal, and reduction of the number of unit operations by combining steps.

Continuous autoclave operation incorporating nitrogen species as a catalyst and continuous flash cooling has significant advantages. The leach retention time is extended while throughput is increased, operations are simplified and a continuous source of steam is produced for use in other unit operations. Details of the process are not presented in the feasibility study as the process is proprietary and is currently in the patent process.

Execution Plan and Schedule

Formation intends to proceed with development on an at-risk basis prior to receiving financing based on this feasibility study. The at-risk portion of development will include detailed engineering and long-lead equipment procurement.

Upon resolution of the Forest Service's Record of Decision appeals, project financing, the placement of bonding requirements and the receipt of an Implementation Decision, Formation intends to commence site access and construction.

Based on current assumptions and schedule analysis, mine development will begin in late 2007 or early 2008, processing operations will commence in late 2008 or early 2009, and operations at the hydrometallurgical plant will commence in early 2009.

The following assumptions, qualifications and clarifications apply to the mine development schedule:

Access to the mine and concentrator site will be available late 2007 or early 2008;

Adequate levels of construction management staff, supervision and skilled craftsmen will be available at the time of the scheduled construction;

Adequate construction equipment and fuel will be readily available.

Contingency Analysis

The project contingency is defined as an allowance for unforeseen elements of cost within the defined project scope. As such, it is a sum included in the cost estimate to cover events or incidents that will probably occur during the course of the project, but which at the time of estimate preparation are not quantifiable. The project team evaluated the contingency allowance by considering possible ranges of cost uncertainties for various elements of the estimate.

After inclusion of the recommended contingency, the capital cost estimate is considered to have a level of accuracy with confidence ranges of minus 3.8 percent to plus 12.2 percent for the mill and concentrator and minus 5.3 percent to plus 10.45 percent for the hydrometallurgical facility.

Study Participants

The feasibility study was completed by Samuel Engineering. The report was initiated by referencing the previous feasibility work that was performed by MTB Project Management Professionals, Inc., Hatch, Mine Development Associates, Telesto Solutions, Inc., and MineFill Services, Inc. Additional metallurgical testing and flowsheet development services that were performed during the study were coordinated by Hydromet Pty, Ltd. and Formation. All disciplines involved in the previous work were commissioned to review and update the project documentation. In October 2006, representatives of Samuel Engineering and MTB Project Management Professionals visited the sites.

A feasibility study is a comprehensive analysis of a project's economics and is used by the banking industry for financing purposes. Mr. Mike Irish, Manager of Metallurgy, P. Eng., M.S. Met. Eng. is the Qualified Person who has reviewed and approved the contents of this release.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

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